4


                          TIFF INVESTMENT PROGRAM, INC.

                              TIFF Multi-Asset Fund

                                  2405 Ivy Road
                         Charlottesville, Virginia 22903


                              Information Statement



                            We are  not  asking  you  for a  proxy  and  you are
requested not to send us a proxy.




This Information Statement is being furnished to all persons owning shares ("Members") of TIFF Multi-Asset Fund (the "Fund"), a fund of TIFF Investment Program, Inc. ("TIP"), to provide such Members with information regarding Aronson + Partners ("Aronson"). TIP's board of directors has approved a Money Manager Agreement with Aronson (the "Aronson Agreement") that, as more fully described herein, contains substantially similar terms and conditions as the Fund's Agreements with other Money Managers. The Aronson Agreement has been fully executed on behalf of each of TIP (for the account of the Fund) and Aronson, and it now governs the relationship between the Fund and Aronson.

TIP was not required to obtain approval of the Fund's Members before entering into the Aronson Agreement because TIP has obtained an exemptive order (the "Order") from the Securities and Exchange Commission exempting TIP from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act") and the regulations thereunder that would otherwise mandate such approval. (The Order permits TIP to enter into new agreements, or amend existing agreements, with Money Managers without obtaining Member approval, but the exemption does not apply to the advisory agreement with TIP's investment advisor, Foundation Advisers, Inc., or any amendments to such agreement.) This Information Statement is being provided to all Members as required by one of the conditions of the Order.

The board of directors of TIP expects to mail this Information Statement to Members on or about November 15, 1999.

                                                  FUND INFORMATION

Member Information. As of September 30, 1999, the Fund had outstanding 20,913,295 shares of beneficial interest representing a total net asset value of $263,450,008 each dollar of beneficial interest being entitled to one vote.

As of September 30, 1999, the following Members owned of record or beneficially 5% or more of the shares of common stock of the Fund:

Name and Address                         Amount and Nature               Percent
of Beneficial Owner                      of Beneficial Ownership         of Fund

William Caspar Graustein Memorial Fund   3,351,780 shares                16.0%
84 Trumbull Street
New Haven, CT 06511

CHF, Inc.                                2,598,397 shares                12.4%
315 Chestnut Street
Philadelphia, PA 19106

Monterey Bay Aquarium Foundation         1,323,226 shares                6.3%
886 Cannery Row
Monterey, CA 93940

MJH Foundation                           1,071,669 shares                5.1%
459 Locust Avenue
Charlottesville, VA 22902

Greater New Orleans Foundation           1,050,715 shares                5.0%
1055 St. Charles Ave., Suite 100
New Orleans, LA  70130

The Fund will furnish, without charge, a copy of TIP's annual report for the period ended December 31, 1998, and semi-annual report for the period ended June 30, 1999, to any Member upon request. To request a copy, please write to TIP at 2405 Ivy Road, Charlottesville, VA 22903 or call TIP at (800) 984-0084.

Distributor and Administrator. Investors Capital Services, Inc., the address of which is 600 Fifth Avenue, New York, New York 10020, serves as the Fund's administrator. AMT Capital Securities, LLC, the address of which is 399 Park Avenue, New York, New York 10022, serves as the Fund's distributor.

Investment Advisor and Money Managers. TIP's executive offices are located at 2405 Ivy Road, Charlottesville, Virginia 22903. The Fund's investment advisor is Foundation Advisers, Inc. ("FAI"), a registered investment advisor with an address at 2405 Ivy Road, Charlottesville, Virginia 22903. Pursuant to its investment advisory agreement with TIP (the "Advisory Agreement"), FAI (a) develops investment programs, selects money managers (the "Money Managers") who each act as sub-advisors with respect to a portion of the Fund's assets, and monitors Money Manager investment activities and results; (b) provides or oversees the provision of all general management, investment advisory, and portfolio management services to TIP; and (c) provides TIP with office space, equipment, and personnel.

At a meeting of the Fund's board of directors held on December 7, 1998, the board unanimously approved the Aronson Agreement which contains terms and conditions substantially similar to those of the Fund's Agreements with other Money Managers. The following summary provides information about Aronson, its investment strategy, and the terms and conditions of the Aronson Agreement. Please see the section of this Information Statement entitled "Evaluation and Action by TIP Directors" for information regarding the deliberations of the board of directors concerning approval of the Aronson Agreement.

Investment Management Services to be Provided by Aronson

Pursuant to the Aronson Agreement, Aronson will provide professional investment equity management to the Fund and will manage the assets of the Fund TIP allocates to Aronson. TIP's board of directors has provided Aronson with a set of investment management guidelines that Aronson must follow in investing the assets of the Fund.

Terms and Conditions of the Aronson Agreement

The Aronson Agreement was unanimously approved by the board of directors on December 7, 1998. Members are not being asked to approve the Aronson Agreement.

Money Management Fees. As compensation for the services performed and the facilities and personnel provided by Aronson pursuant to this Agreement, the Fund will pay Aronson a fee according to the following schedule:

         Fee = 15 + [ 0.250 x (Excess Return - 90)]; subject to Floor of 10 bp Cap of 80 bp.

         For purposes of this performance fee calculation, the term "Excess Return" shall hereto be defined as the return of the Money Manager that exceeds the return of the benchmark, which is the S&P 500.

Basic Terms. The Aronson Agreement has an initial term of two years and provides that it will thereafter continue in effect from year to year only if such continuation is specifically approved at least annually by (a) either (i) a vote of a majority of the board of directors of TIP or (ii) a vote of a majority of the outstanding voting securities of the Fund and (b) a vote of a majority of the Fund's directors who are not "interested persons" as defined in the 1940 Act (the "independent directors"). The Aronson Agreement provides that it may be terminated by the Fund, by its board of directors, or by a vote of a majority of its outstanding voting securities, or by Aronson, in each case at any time upon 30 days' written notice to the other party. In addition, the Agreement provides for its automatic termination in the event of assignment.

The Aronson Agreement provides that Aronson is required to manage the securities held by the Fund subject to the supervision and stated direction of FAI, the Fund's investment advisor, and ultimately TIP's board of directors, in accordance with the Fund's investment objective and policies; make investment decisions for the Fund; and place orders to purchase and sell securities on behalf of the Fund.

The Aronson Agreement provides that Aronson is not liable to the Fund for any error of judgment but shall be liable to the Fund for any loss resulting from willful misfeasance, bad faith, or gross negligence by Aronson in providing services under the Agreement or from reckless disregard by Aronson of its obligations and duties under the Agreement.

Background Information Regarding Aronson

The firm focuses on asset-rich companies (stocks with low price-to-book ratios), selling at relatively low market valuations (stocks with low price-to-earnings ratios), with proven management talent (reflected in a quantitative measure of historic management savvy and confidence, dubbed the management factor). A strict selection algorithm is applied separately to eleven economic sectors that include the 400 largest cap stocks. Risk-adjusted relative strength and estimate revision tests and an assessment of individual fundamental characteristics produce final selection adjustments and determine individual position sizes. Economic sector weights are held to within close tolerances of their weights in the S&P 500. Portfolio changes are executed by a number of trading methods, including electronic crossing and basket trades. The firm measures and monitors closely its trading costs, including market impact and opportunity costs. Portfolios contain an average of 60 to 80 stocks, ranging in size from 0.4% to 5.0% of assets. Annual turnover averages 100%.

The principal partners of Aronson and their principal occupations are as follows:

Name                                     Position
Theodore R. Aronson                      CFA, CIC, Partner
Kevin M. Johnson                         Partner
Martha E. Ortiz                          CFA, CIC, Partner

The business address of each of the officers listed above is 230 South Broad Street, Twentieth Floor, Philadelphia, PA 19102.


                     EVALUATION AND ACTION BY TIP DIRECTORS

At a meeting on December 7, 1998, the directors of TIP considered information with respect to whether the Aronson Agreement is in the best interests of the Fund and its Members. The directors considered, with respect to Aronson, among other factors, its long-term track record serving the institutional investment community, its approach to US equities, and its administrative capabilities and experience.

Based upon its review, the board of directors concluded that the Aronson Agreement is reasonable, fair, and in the best interests of the Fund and its Members, and that the fees provided in such Agreement are fair and reasonable. In the board's view, retaining Aronson to serve as Money Manager of the Fund, under the terms of the Aronson Agreement, is desirable and in the best interests of the Fund and its Members. Accordingly, after consideration of the above factors, and such other factors and information as it deemed relevant, the board of directors, including all of the independent directors in attendance at the meeting, unanimously approved the Aronson Agreement.